Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

RECEIVED
2006 JAN -4 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 December 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

06010074

Brambles

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
JAN 10 2006
THOMSON FINANCIAL

Laura Jackson
Company Secretarial Assistant

Encs.

21 December 2005

Brambles

BRAMBLES SELLS EUROTAINER FOR EUR 89 MILLION

Brambles has sold its specialised tank container assets to Groupe Ermewa, its joint venture partner, for EUR 89 million (US$106 million) in cash.

The sale comprises Brambles' owned iso-tank container fleet, as well as Brambles' 50% interest in Eurotainer SA, a management services company, and Eurotainer Finance SAS. It is subject to approval from the relevant competition authorities in Germany, a process that is likely to take a few weeks.

For further information please contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)